Exhibit 12.2

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands except ratio)

(Unaudited)

Three Months Ended March 31, 2002
As Restated
Earnings:
Loss before income taxes, net of minority interest in income of affiliates	$(14,715)
Adjustments:
Net interest expense (1)	31,137
Amortization of capitalized interest	2,208
Portion of rental expense representative of interest	627
Undistributed income of affiliate	1,404
Minority interest in net income of affiliates	10,550

$31,211

Fixed Charges:
Net interest expense (1)	$31,137
Capitalized interest	1,222
Portion of rental expense representative of interest	627

$32,986

Ratio of earnings to fixed charges	0.9

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.